July 13, 2018

VIA EDGAR TRANSMISSION

H. Roger Schwall

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Atlas Resources Series 33-2013 L.P.
Form 10-12G
Filed February 12, 2018
File No. 0-55901

Dear Mr. Schwall:

On behalf of Atlas Resources Series 33-2013 L.P., a Delaware limited partnership (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated March 9, 2018 and conveyed to the Company’s counsel telephonically on March 13, 2018, relating to the Registration Statement on Form 10-12G of the Company (the “Form 10”) filed with the Commission on February 12, 2018. We are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form 10-12G (the “Amendment”). The changes reflected in the Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment submitted concurrently herewith.

General

1.	Please update the disclosures and financial statements in your filing as necessary to comply with Rule 8-08 of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the Amendment in response to the Staff’s comment. The Company further notes for the Staff that it intends to file the required information with respect to its 2018 interim financial results in its Quarterly Reports on Form 10-Q but has not done so yet as a result of resource constraints.

2.	We note you reference investments by investor general partners throughout your registration statement. We further note that Section 6.01(b) of your partnership agreement provides that investor general partner units convert to limited partner units after all of the partnership wells have been drilled and completed, as determined by the managing general partner. Please expand your disclosure to discuss the conversion of any investor general partner units to limited partner units.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 45 of the Amendment in response to the Staff’s comment.

Business, page 2

3.	Please provide an organizational chart that indicates the interests held by your managing general partner and limited partners, and that illustrates the various relationships among Atlas Resources, LLC, Titan Energy, LLC, Atlas Energy Group and any other service provider affiliates.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 11 of the Amendment in response to the Staff’s comment.

Investment Objectives, page 3

4.	We note that one of your principal investment objectives is to provide monthly cash distributions to your partners. Please discuss how the managing general partner determines whether cash distributions are appropriate and the amount to be distributed. In addition, clarify how your limited partners and managing general partner share in your revenues and the impact, if any, on your total annual cash distributions. In that regard, we note you disclose your managing general partner is allocated 32.9% of your production revenue and that your managing partner and limited partners share in revenues in the same percentage as their respective capital contributions, except that the your managing general partner receives an additional 10% in certain circumstances.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Amendment in response to the Staff’s comment. The Company advises the Staff that it does not make any annual cash distributions to its partners, only the monthly cash distributions discussed in the Amendment.

5.	Please discuss the 12% return of capital set forth in Section 5.01(b)(4)(a) of your partnership agreement. In addition, please disclose when the subordination period began and any subordination of production revenues by the managing general partner to date. In that regard, we note your disclosure in Note 8 to your audited financial statements for the year ended December 31, 2016 and Note 3 to your unaudited condensed financial statement for the nine months ended September 30, 2017.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Amendment in response to the Staff’s comment.

Oil and Natural Gas Properties, page 3

6.	Please expand your disclosure to discuss the estimated productive and/or economic life of the wells that you have drilled.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Amendment in response to the Staff’s comment.

Production, page 4

7.	Expand the tabular disclosure of production presented as average daily rates to provide this information as annual volumes for each of the last three fiscal years by final product sold. Refer to the disclosure requirements of Item 1204(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Amendment in response to the Staff’s comment.

8.	Tell us how you considered the requirements regarding the disclosure of production, by final product sold, for each named field and/or individual geological formation, e.g. the Utica Shale, the Mississippi Lime, and the Marble Falls formations. Refer to the disclosure requirements of Item 1204(a) of Regulation S-K and the definition of a field provided in Rule 4-10(a)(15) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Amendment in response to the Staff’s comment.

Risk Factors, page 12

9.	Please include a risk factor to address that your independent registered public accounting firm issued a going concern opinion on your audited financial statements for the year ended December 31, 2016.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Amendment in response to the Staff’s comment.

We have identified a deficiency in our disclosure controls and procedures, page 18

10.	Please disclose the potential implications of the delinquent filing of a registration statement pursuant to Section 12(g) of the Exchange Act, including potential claims by present or former unitholders and administrative and/or civil actions.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 18 of the Amendment in response to the Staff’s comment.

The proceeds from the sale of our natural gas and oil will be subject to claims, page 21

11.	Please revise this risk factor to discuss the potential impact of Titan’s and your managing general partner’s liquidity, capital resources and ability to continue as a going concern.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 21 of the Amendment in response to the Staff’s comment.

Properties, page 41

Natural Gas, Oil and NGL Reserve Information, page 41

12.	There appears to be an inconsistency between the amounts shown in your filing relating to the price of NGLs used in the estimation of your proved reserves and the comparable amounts in the reserves report filed as Exhibit 99.1. Revise the disclosure to reconcile the difference or expand your disclosure to explain the reason for them.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 38 and F-15 of the Amendment in response to the Staff’s comment.

Financial Statements, page F-1

13.	Please amend your filing to include signed audit reports, as required by Rule 2-02(a) of Regulation S-X and Rule 302 of Regulation S-T.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-2 and F-16 of the Amendment in response to the Staff’s comment.

Oral Comment #1

14.	Please revise the second introductory paragraph to Item 2, Financial Information, to remove the reference to “separation and distribution.”

The Company acknowledges the Staff’s comment and has revised the disclosure on page 27 of the Amendment in response to the Staff’s comment.

Oral Comment #2

15.	Please re-file the agreement filed as Exhibit 10.3 to include the referenced Exhibit A and a legible last page of the exhibit.

The Company acknowledges the Staff’s comment and has filed with the Amendment a revised version of Exhibit 10.3 that includes the requested information. Note that the attached lease exhibit is the only exhibit to the agreement.

Oral Comment #3

16.	Please file your natural gas and natural gas liquids agreements with Blue Racer Midstream, LLC, SemGas, LP and Enbridge G&P, or tell us why you are not required to do so under Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has filed the agreement with Enbridge G&P as an exhibit to the Amendment. The Company further advises the Staff that the agreement with SemGas, LP has already been filed as Exhibit 10.2 to the Form 10. The Company also advises the Staff that Blue Racer Midstream, LLC was inadvertently referenced as the purchaser of the Utica Shale natural gas. The disclosure has been updated to reference Castleton Commodities Merchant Trading L.P. as the relevant purchaser and the agreement with Castleton has been filed as an exhibit to the Amendment.

*    *    *    *    *

If you have any questions regarding this letter, please contact Derick Kauffman, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Jeffrey M. Slotterback
Jeffrey M. Slotterback Chief Financial Officer of Atlas Resources, LLC, the general partner of Atlas Resources Series 33-2013 L.P.

cc:	Derick Kauffman, Esquire

Ledgewood, PC

John Hodgin

Jenifer Gallagher

Karl Hiller

Anuja A. Majmudar

Karina V. Dorin

U.S. Securities and Exchange Commission